UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-30375
CUSIP Number:  517674-10-7
(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2007

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Las Vegas Gaming, Inc.
Full Name of Registrant

4000 West Ali Baba Lane, Suite D
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89118
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒ ☒ ☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company was unable to complete its quarterly report on Form 10-QSB for the period ended September 30, 2007 prior to the prescribed filing date without unreasonable effort and expense because the Company is preparing additional information to include in the Form 10-QSB in response to a comment letter received from the SEC in September 2007 to its Form 10-KSB for the year ended December 31, 2006, its Form 10-QSB for the quarter ended March 31, 2007 and its Form 10-QSB for the quarter ended June 30, 2007. Due to other demands on the Company’s staff relating to the amendment of certain terms of the Company’s bridge financing with CAMOFI Master LDC and other matters, the Company was not in a position to prepare the additional information earlier.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bruce A. Shepard (Name)	702 (Area Code)	871-7111 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Even though the Company’s net loss for the three-month period ended September 30, 2007 is approximately the same as the comparable period in 2006, the Company anticipates reporting a net loss for the nine-month period ended September 30, 2007 of approximately 50% greater than the comparable period in 2006.

Las Vegas Gaming, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2007	By:	/s/ Bruce A. Shepard
Bruce A. Shepard, Chief Financial Officer